Mail Stop 3561
                                                               July 25, 2018


    Jim Hallett
    Chairman of the Board and Chief Executive Officer
    IAA Spinco Inc.
    Two Westbrook Corporate Center, 10th Floor
    Westchester, Illinois 60154

            Re:    IAA Spinco Inc.
                   Form 10-12B
                   Filed June 28, 2018
                   File No. 001-38580

    Dear Mr. Hallett:

           We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

    Exhibit 99.1

    General

        1. In a prominent place in your information statement, please disclose the amount of the distribution to be paid to KAR, how you arrived at the amount, and how you intend to finance it.

    Continue to Develop International Buyer Network, page 13

        2. We note your disclosure that, in 2017, approximately 16% of your U.S. volume was sold to buyers registered outside of the United States," and that you estimate that approximately 25%-30% of the U.S. volume sold through your market place is exported outside of the United States. Please disclose how you arrived at this 25% to 30%
 Jim Hallett
IAA Spinco Inc.
July 25, 2018
Page 2

       estimation, including whether and how you track exports of your vehicles after they are sold to consumers.

The Separation and Distribution, page 38

    3. We note that the conditions to the distribution and separation are subject to the satisfaction or, to the extent permitted by applicable law, waiver by KAR. If KAR waives any condition and the impact of such waiver is material to KAR's shareholders, please tell us how KAR intends to communicate such waiver to its shareholders.

Market for IAA Spinco Inc.'s Common Stock, page 40

    4. Please briefly describe in this section the "many factors" that will influence the trading prices for IAA common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenues and Expenses, page 69

    5. Considering you state elsewhere that fees for your services are earned from both sellers and buyers, provide additional detail here to explain what proportion of your revenues is derived from each. You also describe a variety of services you offer to your customers in your Business section; if a significant portion of your revenues is derived from a particular service or a few services, please enhance your disclosure to identify these services.

Revenue, page 69

    6. Enhance this discussion to provide additional disclosure about the results of operations you describe here. For example, you state that vehicles sold under purchase agreements or purchased from individual sellers were approximately 5% and 7% of total damaged and total loss vehicles; however, it is not clear why you have chosen to highlight this particular aspect of your business. Please revise to disclose the nature of the sellers and percentages attributable to the remainder of your damaged and total loss vehicles.
       Similarly, you highlight North American online sales volume at 60% of total vehicles sold; however, you have not disclosed the source of the remaining 40%.

Management, page 80

    7. You disclose elsewhere in your registration statement that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with KAR. Please briefly describe these actual or potential conflicts of interest in this section.
 Jim Hallett
IAA Spinco Inc.
July 25, 2018
Page 3


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at
(202) 551-3264 with any questions.


                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products